Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Taronis Technologies, Inc. and Subsidiaries (f/k/a MagneGas Corporation and MagneGas Applied Technology Solutions, Inc.) on Post-Effective Amendment No. 1 to Form S-3 (File No. 333-230854) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated April 12, 2019, with respect to our audits of the consolidated financial statements of Taronis Technologies, Inc. and Subsidiaries as of December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017 appearing in the Annual Report on Form 10-K of Taronis Technologies, Inc. for the year ended December 31, 2018. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp
Marcum llp
New York, NY
October 18, 2019